Exhibit 2.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT, dated as of June 12, 2006 (this “Agreement”), is entered into between Glen E. Roney (“Executive”) and Texas Regional Bancshares Inc., a Texas corporation (the “Company”).

WHEREAS

A.            Banco Bilbao Vizcaya Argentaria SA, a private-law entity organized under the laws of Spain (“BBVA”, and together with the Company, the “Employer”) is entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), with the Company.

B.            BBVA has determined that it is in the best interests of it and its shareholders to assure that the Company will have the continued dedication and service of Executive following the effective time of the merger provided for in the Merger Agreement (the “Effective Time”).

NOW, THEREFORE, as an inducement to and condition of BBVA’s willingness to enter into the Merger Agreement and in consideration of the mutual covenants contained in this Agreement, Executive and Employer agree as follows:

1.             Title; Duties.  Subject to Section 2(c), Executive shall serve as Chairman of the Board of the Company and/or its Texas State Bank (the “Bank”) as determined by Employer.  The duties of Executive shall be those duties which are appropriate (including appropriate authority and responsibilities) to Executive’s position.  Employer and Executive may hereafter mutually agree on specific duties in writing.

2.             Term of Agreement.

                                (a)           Contingent on Effective Time.  If the Merger Agreement or Executive’s current employment with the Company and the Bank terminates for any reason before the Effective Time, all provisions of this Agreement will terminate and there will be no liability of any kind under this Agreement.

                                (b)           Term of Employment.  Unless terminated earlier pursuant to the provisions of this Agreement, Employer will employ Executive from the period beginning on the Effective Time and ending sixty (60) months thereafter, with automatic one (1) year extensions unless either Employer or Executive provides the other party with six (6) months’ prior written notice of non-renewal (the “Term of Employment”).

                                (c)           Initial Term.  At any time after the first twenty-four (24) months of the Term of Employment, Executive or Employer may, on reasonable notice to the other, choose to discontinue Executive’s position as full-time Chairman of the Board of the Company and/or the Bank, in which case and subject to Section 5 of this Agreement,

Executive will remain an employee of Employer or its affiliates for the remainder of the Term of Employment, with such duties as are reasonably acceptable to the Executive and Employer.

3.             Performance.  Executive will use good faith efforts to discharge his responsibilities to the best of his ability.  During the Term of Employment, Executive will devote his entire business time, attention and efforts to the responsibilities of his employment under this Agreement.

4.             Salary and Benefits.

                                (a)           Base Salary.  Employer shall, during the Term of Employment, pay Executive an annual base salary of $1,100,000.  Such salary shall be paid in accordance with the Bank’s payroll practices as in effect from time to time less applicable withholding and salary deductions. Executive’s base salary shall be reviewed at least annually for possible increases but shall not be decreased during the Term of Employment.

(b)           Incentive Compensation Plan Award.  Until the earlier of the expiration of the Term of Employment or such date as Executive resigns or is removed as full-time Chairman of the Board of the Company and/or its Texas State Bank in accordance with Section 2(c) or Section 5 (and, in any event, through the date that is twenty-four (24) months from the date hereof unless (i) Executive terminates his employment in such position, (ii) Executive’s employment in such position is terminated for Cause or (iii) Executive’s employment is terminated because of death or Disability), Executive shall be eligible to participate in the incentive bonus plan attached as Annex A. However, Executive’s participation in the incentive bonus plan will not begin until January 1, 2007.  For 2006, Executive will receive an annual bonus of $1,500,000 so long as Executive continues to be employed at the time the annual bonus is paid (which will be on or before March 31, 2007).

(c)           Reimbursement of Business Expenses. The Bank shall reimburse Executive for all out-of-pocket business expenses incurred by Executive in the course of his duties, in accordance with, the Bank’s policies as in effect from time to time. Executive shall be required to submit to the Bank appropriate documentation supporting such out-of-pocket business expenses as a prerequisite to reimbursement in accordance with such policies.

(d)           Executive Benefits. During the Employment Term, Executive shall be eligible to participate in the Executive benefit plans, programs, policies and arrangements generally available to Executives of the Bank and to receive the other perquisites provided to senior executive officers of the Bank (including health and life insurance benefits substantially similar to those provided by the Bank as of the date of this Agreement), in each case in accordance with the terms and conditions of such plans, programs, policies, arrangements and other perquisites as in effect from time to time.

Without limiting the foregoing, Executive will be provided with a Bank automobile consistent with current practice.

(e)           Vacation.  Executive will be entitled to paid annual vacation during the Term of Employment (totaling at least four weeks a year) on a basis that is at least as favorable as that provided to other senior executives of the Bank.

(f)            Facilities.  During the Term of Employment, Executive will be provided with office space, facilities, secretarial support and other business services consistent with Executive’s position on a basis that is at least as favorable as that provided to other senior executives of the Bank.

(f)            Benefits Not in Lieu of Compensation. No benefit or perquisite provided to Executive shall be deemed to be in lieu of base salary or other compensation.

5.             General Termination Provisions.

(a)           Death or Disability. Employer may terminate Executive’s employment due to Disability.  If employment is so terminated or terminates as a result of Executive’s death, Employer shall pay or provide for all Accrued Compensation and Other Benefits.

(b)           Termination by Employer with Cause.  Employer may terminate Executive’s employment immediately for Cause.  Upon such termination, Employer shall pay or provide for all Accrued Compensation and Other Benefits.  The Employer may place Executive on unpaid leave for up to thirty (30) consecutive days while it is determining whether there is a basis to terminate Executive’s employment for Cause.

(c)           Termination by Employer without Cause.  Employer may terminate Executive’s employment without Cause upon thirty (30) days prior written notice.  Upon such termination, Employer shall pay or provide for amounts described in Section 6 below.  Employer may elect to place Executive on paid leave for all or part of this advance notice period.

(d)           Termination by Executive.  Executive may terminate his employment at any time during the Term of Employment, upon ninety (90) days prior written notice. Upon such termination, Employer shall pay or provide for all Accrued Compensation and Other Benefits.

(e)           Limits.  On any termination in accordance with this Section 5, Employer shall have no further obligation to make payments under this Agreement other than as specifically provided for in this Section 5.

6.             Special Termination Provisions.

(a)           Termination Without Cause.  If Employer terminates Executive’s employment other than for Cause during the Term of Employment, then Employer shall:

(i)            pay to the Executive in one lump sum as soon as reasonably practicable following such termination an amount in cash equal to the remaining annual base salary to be paid to Executive over the Term of Employment; and

(ii)           pay or provide for all Accrued Compensation and Other Benefits.

(b)           Limits.  Employer’s obligation to make any payments to Executive as described in this Section 6 (other than Accrued Compensation) is contingent upon Executive’s execution of a Waiver and Release of Claims, a form of which is attached to this Agreement as Annex B.  On any termination in accordance with this Section 6, Employer and its affiliates shall have no further obligation to make payments under this Agreement other than as specifically provided for in this Section 6 and Executive shall not be eligible to receive any other severance benefits under any severance or termination plan, program, policy or arrangement maintained by Employer or its affiliates.

7.             Covenants Not to Compete or Solicit Employer Clients and Executives; Confidential Information.

(a)           Restricted Period.  The “Restricted Period” is the period beginning on the Effective Date and ending on the earlier of (i) two (2) years after the date Executive’s employment terminates and (ii) the sixty-month anniversary of the Effective Time; provided that the Restricted Period shall end no earlier than the termination of Executive’s employment with Employer.

(b)           Non-Compete.  During the Restricted Period, Executive shall not (i) hold a 5% or greater equity, voting or profit participation interest in a Competitive Enterprise or (ii) directly or indirectly (without the prior written consent of Employer) both (y) associate (including as a director, officer, Executive, partner, consultant, agent or advisor) with a Competitive Enterprise in a Restricted Territory and (z) in connection with Executive’s association engage, or directly or indirectly manage or supervise personnel engaged, in any business activity:

(i)            that is substantially related to any business activity that Executive was engaged in during the most recent 12 months of employment with the Employer or its affiliates,

(ii)           that is substantially related to any business activity for which Executive had direct or indirect managerial or supervisory responsibility during the most recent 12 months of employment with the Employer or its affiliates, or

(iii)          that calls for the application of specialized knowledge or skills substantially related to those used by Executive in his activities during the most recent 12 months of employment with the Employer or its affiliates.

For purposes of this Agreement, “Competitive Enterprise” means any business enterprise that either (A) engages in any activity closely associated with commercial banking or the operation of an institution, the deposits of which are insured by the Federal Deposit Insurance Corporation, in a Restricted Territory, or (B) holds a 5% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity, and “Restricted Territory” means the geographic area of the state of Texas.

(c)           Non-Solicitation.  During the Restricted Period, Executive shall not, in any manner, directly or indirectly (without the prior written consent of Employer):  (i) Solicit any Client to transact business with a Competitive Enterprise in a Restricted Territory or to reduce or refrain from doing any business with Employer or its Affiliates, (ii) transact business with any Client that would cause Executive to be a Competitive Enterprise in a Restricted Territory, (iii) intentionally and adversely interfere with or damage any relationship between Employer or its affiliates and a Client or (iv) Solicit anyone who is then an Executive of Employer or its affiliates (or who was an Executive of Employer or its affiliates within the prior 12 months) to resign from Employer or its affiliates or to apply for or accept employment with any other business or enterprise.

For purposes of this Agreement, a “Client” means any client of Employer or its affiliates to whom Executive provided services, or for whom Executive transacted business, or whose identity became known to Executive in connection with his relationship with or employment by Employer or its affiliates, and “Solicit” means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action.

(d)           Confidential Information.  Executive hereby acknowledges that, as an Executive of Employer and its affiliates, he will be making use of, acquiring and adding to confidential information of a special and unique nature and value relating to Employer and its affiliates and their strategic plans, operations, financial condition and performance and such confidential information constitutes trade secrets of Employer and its affiliates.  Executive further recognizes and acknowledges that all confidential information is the exclusive property of Employer and its affiliates, is material and confidential, and is critical to the successful conduct of the business of Employer and its affiliates.  Accordingly, Executive hereby covenants and agrees that he will use confidential information for the benefit of Employer and its affiliates only and shall not at any time, directly or indirectly, during the Term of Employment and thereafter divulge, reveal or communicate any confidential information to any person, firm, corporation or entity whatsoever, or use any confidential information for his own benefit or for the benefit of others.  Notwithstanding the foregoing, Executive shall be authorized to disclose confidential information (i) as may be required by law or legal process after providing Employer with prior written notice and an opportunity to respond to such disclosure (unless such notice is prohibited by law), (ii) in any criminal proceeding against him after providing Employer with prior written notice and an opportunity to seek protection for such confidential information and (iii) with the prior written consent of Employer.

(e)           Survival.  Any termination of Executive’s employment, of the Term of Employment or of this Agreement (or breach of this Agreement by Executive or Employer) shall have no effect on the continuing operation of this Section 7.

(f)            Validity.  The terms and provisions of this Section 7 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected.  The parties hereto acknowledge that the potential restrictions on Executive’s future employment imposed by this Section 7 are reasonable in both duration and geographic scope and in all other respects.  If for any reason any court of competent jurisdiction shall find any provisions of this Section 7 unreasonable in duration or geographic scope or otherwise, Executive and Employer agree that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.

(g)           Consideration.  The parties acknowledge that this Agreement would not have been entered into and the benefits described herein would not have been promised in the absence of Executive’s promises under this Section 7.

(h)           Specific Enforcement; Cessation of Payments.  Employer is entitled to an action or proceeding, in addition to its rights under Section 13 and whether or not an arbitration proceeding has been or is ever initiated, to temporarily, preliminarily or permanently enforce any part of Section 7(b), (c) or (d).  Executive agrees that (i) Executive violating any part of Section 7(b), (c) or (d) would cause damage to Employer and its affiliates that cannot be measured or repaired, (ii) Employer therefore is entitled to an injunction, restraining order or other equitable relief restraining any actual or threatened violation of such Sections, (iii) no bond will need to be posted for Employer to receive such an injunction, order or other relief and (iv) no proof will be required that monetary damages for violations of Section 7(b), (c) or (d) would be difficult to calculate and that remedies at law would be inadequate.  In addition to the other rights provided for in this Section 7(h), it is agreed that, if Executive breaches Section 7(b), (c) or (d), Employer’s obligation to make or provide payments or benefits under Section 6 shall cease, to the extent not already paid or provided.

(i)            Notice to New Employers.  Before Executive either applies for or accepts employment with any other person or entity while any of Section 7(b), 7(c) or 7(d) is in effect, Executive will provide the prospective employer with written notice of the provisions of this Section 7 and will deliver a copy of the notice to Employer.

8.             Definitions.

                (a)           Accrued Compensation.  “Accrued Compensation” shall mean, as of Executive’s termination of Employment, (i) unpaid salary, (ii) salary for any accrued vacation not taken and (iii) unpaid expense reimbursements.  Accrued Compensation will be paid in one lump sum as soon as reasonably practicable following such termination.

                (b)           Cause. Termination of employment for “Cause” shall mean:

(i)            Executive’s willful failure to perform substantially Executive’s responsibilities to Employer or its affiliates under this Agreement, after demand for substantial performance has been given by BBVA that specifically identifies how Executive has not substantially performed his responsibilities.  Cause does not, however, include failure resulting from Executive’s incapacity due to mental or physical illness or injury or from any permitted leave required by law;

(ii)           Executive’s engagement in illegal conduct or in gross misconduct, in either case, that in any material respect causes financial or reputational harm to Employer or its affiliates;

(iii)          Executive’s conviction of, or plea of guilty or nolo contendere to, a felony or crime of moral turpitude; or

(iv)          Executive’s disqualification or bar by any governmental or self-regulatory authority from serving in the capacity contemplated by this Agreement or Executive’s loss of any governmental or self-regulatory license that is reasonably necessary for Executive to perform Executive’s responsibilities under this Agreement.

Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for Cause hereunder unless and until there shall have been delivered to Executive a termination notice that (x) states that Executive is being terminated for Cause, (y) indicates the subsection of this definition that Employer is relying on and (z) provides reasonable detail of the facts providing the basis for that reliance and during a reasonable time to cure thereafter the Executive has failed to cure in all material respects any default or other circumstance upon which the termination for Cause is proposed to be based.  The failure to include any fact in a termination notice that contributes to a showing of Cause does not preclude Employer from asserting that fact in enforcing its rights under this Agreement.

                (c)           Disability.  “Disability” shall occur if Executive is incapacitated and absent from his duties hereunder on a full-time basis for four (4) consecutive months or for at least one hundred eighty (180) days (which need not be consecutive) during any twelve (12) month period. Executive shall be entitled to the disability benefits generally available to Executives of the Bank, and the disability payment provided for in Section 5(a) hereof shall be apart from and in addition to any disability benefits generally available to Executives of the Bank.

                (d)           Other Benefits.  “Other Benefits” shall mean, as of Executive’s termination of Employment, accrued amounts or benefits required to be paid or provided to Executive under any other plan, program, policy or arrangement of the Bank.  Other Benefits shall be paid or provided for in accordance with the terms of such other plan, program, policy or arrangement except as otherwise specifically provided in this Agreement.

9.             Compliance with Section 409A of the Code.  To the extent required to comply with Section 409A of the Code (and the regulations thereunder), any compensation to be paid or benefits to be provided in connection with Executive’s termination of employment will be delayed until the earliest day on which such payments could be made or benefits provided in compliance (at which point all payments so-delayed shall be provided in one lump sum).

10.           Governing Law.  This Agreement is made and entered into in the State of Texas, without regard to conflict of laws rules, and the laws of Texas shall govern its validity and interpretation in the performance by the parties of their respective duties and obligations.

11.           Entire Agreement.  This Agreement constitutes the entire agreement between the parties concerning the employment of Executive and supercedes any prior written agreements (other than the Glen E. Roney Deferred Compensation Plan of March 11, 1997), and there are no representations, warranties or commitments, other than those in writing executed by all of the parties.

12.           Indemnification. Following the date of this Agreement, Employer shall not take any action to amend Employer’s Articles of Incorporation, or to amend any articles of incorporation or association of any corporation or bank, respectively, that is an affiliate of Employer, if such amendment would adversely affect Executive’s right to receive indemnification from such corporation or bank.

13.           Arbitration.  Except as otherwise expressly provided herein, any dispute, controversy, or claim arising out of or relating to this Agreement or breach thereof, or arising out of or relating in any way to the employment of the Executive or the termination thereof, shall be submitted to binding arbitration in accordance with the Voluntary Labor Arbitration Rules of the American Arbitration Association.  Judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction.  In reaching his or her decision, the arbitrator shall have no authority to ignore, change, modify, add to or delete from any provision of this Agreement, but instead is limited to interpreting this Agreement.  In the case of any arbitration or subsequent judicial proceeding arising after Executive’s discharge or termination, Executive shall be awarded his or her costs, including attorneys’ fees, provided Executive substantially prevails on at least one claim.

14.           Assistance in Litigation.  Executive shall make himself available, upon the request of Employer, to testify or otherwise assist in litigation, arbitration, or other disputes involving Employer, or any of the directors, officers, Executives, subsidiaries, or parent corporations of either, at no additional cost during the term of this Agreement or at any time following the termination of Executive’s employment for any reason.

15.           Notices.  Any notice or communication required or permitted to be given to the parties shall be delivered personally or sent by registered or certified mail, postage prepaid and return receipt requested, and addressed or delivered as follows, or to such other address as the party addressed may have substituted by notice pursuant to this Section.

(a)           If to Employer:

Texas Regional Bancshares, Inc.

3900 North 10th Street, 11th Floor

McAllen, Texas 78501

Attention: Paul Moxley

with a copy to BBVA:

BBVA USA

10001 Woodloch Forest Drive, Suite 610,

The Woodlands, Texas 77380

Attention: Peter Paulsen and Joaquin Gortari

(b)           If to Executive:

Glen E. Roney

300 Burns Drive

McAllen, Texas 78503

16.           Binding Agreement. This Agreement shall inure to the benefit of and be enforceable by Executive and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devises and legatees.  This Agreement shall inure to the benefit of and be enforceable by Employer and any of its successors and assigns.

17.           No Mitigation of Amounts Payable Hereunder.  Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by Executive as the result of employment by another employer after the date of termination, or otherwise.

18.           Advice of Counsel.              EXECUTIVE ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, HE HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT.

THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

19.           Captions.  The captions of this Agreement are inserted for convenience and are not part of the Agreement.

20.           Severability.  In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any other respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been a part of the Agreement and there shall be deemed substituted therefore such other provision as will most nearly accomplish the intent of the parties to the extent permitted by the applicable law.

21.           Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one in the same Agreement.

EXECUTIVE:

/s/ G.E. Roney
Glen E. Roney

Texas Regional Bancshares, Inc.:

By: /s/Paul Moxley
Name:	Paul Moxley
Title:

Annex A

INCENTIVE COMPENSATION PLAN AWARD

Minimum

Performance Goal:                                                                                         The quarterly minimum performance goal shall be equal to an increase in net income before federal income taxes of the Bank and other banks for which Executive serves as Chairman of the Board (collectively, whether one or more, called the “Relevant Banks”) of at least 8% for the fiscal quarter for which the measurement is being made as compared to the net income before federal income taxes of the Relevant Banks the same fiscal quarter during the previous year and (in the event of acquisitions) including pro forma results from the predecessor for periods prior to acquisition (the “Quarterly Minimum Performance Goal”). Notwithstanding the foregoing, the Quarterly Minimum Performance Goal shall exclude any extraordinary income or expense items and shall exclude holding company expense allocations, accruals, charges and similar items (the “Required Exclusions”).

Incentive Payment:                                                                                         The amount to be paid shall be equal to the percentage increase in net income before federal income taxes of the Relevant Banks for the fiscal quarter for which the measurement is being made as compared to net income before federal income taxes of the Relevant Banks for the same fiscal quarter during the previous year (the “Plan Award Measurement”).  Notwithstanding the foregoing, the Plan Award Measurement shall not include any amounts attributable to Required Exclusions for the periods being measured.  If the Quarterly Minimum Performance Goal for a particular quarter is not met, no award payment will be made hereunder.  If the Quarterly Minimum Performance Goal for a particular quarter is met, the amount to be paid hereunder (the “Bonus Award”) shall be determined by reference to the following:

Plan Award Measurement		Bonus Award: Percentage of Pre-Tax Income
At least	but less than

8%	8.5%	.25%
8.5%	9%	.275%
9%	9.5%	.3%
9.5%	10%	.35%
10%	10.5%	.4%
10.5%	11%	.5%
11%	11.5%	.6%
11.5%	12%	.7%
12%	12.5%	.8%
12.5%	13%	.9%
13%	13.5%	1.0%
13.5%	14%	1.1%
14%	14.5%	1.2%
14.5%	15%	1.3%
15%	15.5%	1.4%
15.5%	no limit	1.5%

Notwithstanding the foregoing, the Bonus Award shall not exceed the following limitations:

(a) Executive shall not receive more than a maximum of 2.5% of the total income before income taxes of the Relevant Banks for the year under this Incentive Compensation Plan in any calendar year, excluding any amounts attributable to Required Exclusions for the year; and

(b) Payments to the Executive under this Incentive Compensation Plan shall not exceed $5,000,000 for any calendar year.

Certification:                                                                                                                      The Compensation Committee of the Board of Directors of the Bank (the “Committee”) will review the financial results of the Relevant Banks, calculate the Plan Award Measurement and determine if the Quarterly Minimum Performance Goal has been met for the immediately preceding fiscal quarter.  Payment of the Bonus Award will not be made unless the Committee has certified that the Quarterly Minimum Performance Goal has been met.  The Bonus Award shall be determined based on financial information prepared in accordance with generally accepted accounting principles, with appropriate adjustments for stock splits and stock dividends, subject to adjustment for any amounts attributable to Required Exclusions for the periods being measured.

Payment of Awards:                                                                                    Subject to satisfaction of the Quarterly Minimum Performance Goal, the Bonus Award will be paid in cash in an amount equal to product of the adjusted pre-tax income of the Relevant Banks for the fiscal quarter for which the measurement is being made (after adjustment for any Required Exclusions), multiplied by the Bonus Award Percentage of Pre-Tax Income determined according to the Plan Award Measurement for that period by reference to the chart above.    The Bonus Award will be paid prior to the expiration of one month following expiration of the fiscal quarter for which the Plan Award Measurement is being made.  The Relevant Banks will deduct from the award payment any taxes required by law to be withheld with respect to such Bonus Awards.

Funding of Plan:                                                                                                      The Bonus Award shall be unfunded.  Neither the Relevant Banks nor any affiliate thereof shall be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of a Bonus Award.

Annex B

WAIVER AND RELEASE OF CLAIMS

                In consideration of the payments and arrangements set forth in the employment agreement between you and Texas Regional Bancshares Inc., a Texas corporation (the “Company” and together with Banco Bilbao Vizcaya Argentaria SA, a private-law entity organized under the laws of Spain, the “Employer”), dated June 12, 2006 (the “Employment Agreement”) and incorporated herein by reference, you agree knowingly and voluntarily as follows:

1.               Except as otherwise expressly provided herein, you knowingly and voluntarily waive and release forever whatever claims you ever had, now have or hereafter may have against Employer and any subsidiary or affiliate of Employer, and any of its present and former Executives, directors, officers and agents (collectively referred to as “Releasees”), based upon any offer, agreement, matter, occurrence or event existing or occurring prior to the execution of this waiver and release of claims, including anything relating to your employment by Employer or to the termination of such employment or to your status as a shareholder or creditor of Employer.

This release and waiver includes but is not limited to any rights or claims under United States federal, state or local law and the national or local law of any foreign country (statutory or decisional), for wrongful or abusive discharge, for breach of any contract, for misrepresentation, for breach of any securities laws, or for discrimination based upon race, color, ethnicity, sex, age, national origin, religion, disability, sexual orientation, or any other unlawful criterion or circumstance, including rights or claims under the Age Discrimination in Employment Act of 1967 (“ADEA”) (except that you do not waive ADEA rights or claims that may arise after the date of this agreement).

2.               The payments received by you pursuant to the Employment Agreement shall be in lieu of any and all other amounts to which you might be, are now or may become entitled from Employer and, without limiting the generality of the foregoing, you hereby expressly waive any right or claim that you may have or assert to payment for salary, bonuses, medical, dental or hospitalization benefits, life insurance benefits or attorneys’ fees; provided, however, that notwithstanding any other provision of this agreement, you do not waive any of your rights and Employer shall comply with its obligations with respect to (i) the payments and arrangements set forth in the Employment Agreement and the Glen E. Roney Deferred Compensation Plan of March 11, 1997, and (ii) continuation coverage requirements under Section 4980B of the Internal Revenue Code of 1986, as amended (commonly referred to as “COBRA”).

3.               You agree that you will not knowingly orally or in writing criticize, disparage or undermine the reputation of any Releasee to the extent such criticism, disparagement or undermining would cause more than de minimis harm to such Releasee’s reputation.

You acknowledge that the confidentiality provisions of the Employment Agreement survive termination of the Employment Agreement and the execution of this Waiver and Release of Claims.

                Notwithstanding anything herein to the contrary, you hereby expressly agree that the severance payment and arrangements set forth in the Employment Agreement may be offset by any amounts you owe to Employer or any of its subsidiaries or affiliates.

                Your signature below will also constitute confirmation that you have (i) made such waivers, releases, agreements and confirmation in consideration for the severance payment and other arrangements set forth in the Employment Agreement, (ii) been given at least 21 days within which to consider this Settlement Agreement and its consequences, and (iii) been advised prior to signing this release and waiver of claims to consult, and have consulted, with an attorney of your choice.  For a period of seven days following the execution of this release of claims, you may revoke this release, and forfeit any right you have to the severance payments and other arrangements described under the Employment Agreement.

                This release and waiver of claims shall be governed by the laws of the State of Texas, without regard to principles of conflict of laws.

AGREED AND CONFIRMED:

Date: June 12, 2006

ADDENDUM TO

EMPLOYMENT AGREEMENT

                This Addendum to Employment Agreement is executed to be effective as of June 13, 2006, by and between Glen E. Roney (“Executive”) and Texas Regional Bancshares, Inc. (the “Company”) dated June 12, 2006 (the “Employment Agreement”).

                Pursuant to section 4(b) of the Employment Agreement, Executive is entitled to receive an incentive bonus under the terms of the incentive bonus plan attached to the Employment Agreement beginning January 1, 2007 and (with certain exceptions described in the Employment Agreement) until the later of the expiration of twenty-four months from the date of the Employment Agreement or the date that the Executive resigns or is removed as full-time Chairman of the Board of the Company and/or its Texas State Bank.

                As an additional option, at the expiration of twenty-four months from the date of the Employment Agreement and thereafter for the Term of Employment, the Company may (but shall not be obligated to) present to the Executive alternative incentive programs as substitutes for the incentive bonus plan attached to the Employment Agreement.  Upon presentation of the replacement incentive bonus plan to the Executive, the Executive, if remaining as full-time Chairman of the Board of the Company and/or its Texas State Bank, shall have the option to either continue the existing incentive bonus plan attached to the Employment Agreement as Annex A or accept the proposed substitute incentive bonus plan.  Nothing herein shall be construed to limit or restrict the Employer’s right to remove the Executive as, or the Executive’s right to resign as, the full-time Chairman of the Board after the expiration of twenty-four months following the date of the Employment Agreement (as a result of which the incentive bonus plan attached to the Employment Agreement shall terminate), whether or not an alternative incentive bonus plan is presented.

                Executed to be effective as of the date first written above.

Texas Regional Bancshares, Inc.

By:	/s/ Paul S. Moxley
Paul S. Moxley,
Executive Vice President

/s/ G.E. Roney
Glen E. Roney